Exhibit B

Gil B. Selinger
(303) 894-4478
gselinger@fwlaw.com
September 11, 2017
Sent via E-Mail
MusclePharm Corporation
Board of Directors
4721 Ironton St. # A,
 Denver, CO 80239
Dear Sirs,
This law firm represents Amerop Holdings, Inc., a Colorado corporation, and its affiliates ("Amerop") in their corporate and securities matters. Amerop is the beneficial owner of approximately 15.15% of the issued and outstanding stock of MusclePharm Corporation ("MusclePharm"). Please consider this letter Amerop, and its affiliates', initial offer to MusclePharm Corporation ("MusclePharm") to purchase a set number of interest shares of MusclePharm common stock for the sum of $18,000,0001 (the "Purchase Price"), conditioned on the terms set forth herein.
Amerop believes that MusclePharm is an outstanding brand, with recognized and extensive distribution channels that contribute to its strong revenue. Amerop further believes that the enterprise value of the MusclePharm is not reflected in its market price, primarily because of the debt on the corporation's balance sheet has created a significant financial burden on MusclePharm. Specifically, Amerop is referring to the financial burned imposed by the notes outlined below between the corporation and Mr. Drexler. Amerop desires to invest further in MusclePharm, while simultaneously removing this excessive financial burden placed on MusclePharm by Mr. Drexler's notes, which Amerop believes is inhibiting MusclePharm's growth, or worse, potentially rendering Musclepharm financially insolvent.
Amerop is not a party to the loan transactions. Amerop does, however question whether the original notes were approved properly by MusclePharm's Board of Directors, or whether the Board's full fiduciary duties were properly executed in choosing to enter into these notes. Amerop believes that the three promissory notes can be summarized as follows:
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Note 1: Initial principal amount of $6,000,000 with interest accruing at an initial rate of 8% per annum, dated December 7, 2015. This note was rolled over on January 15, 2017, with its interest rate increasing to 10% as a result. This note was initially convertible for 2,608,696 shares of common stock, at a price of $2.30 per share. Any unpaid interest was also convertible to common stock at a price of $2.30 per share. It is unknown what impact the rollback had on conversion terms. This note is secured by a lien against all the assets of MusclePharm, and allows the holder to appoint two directors to MusclePharm's board.

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1 In the alternative, Amerop is willing to offer the total amount necessary to pay off debt associated with the three convertible loans described herein, including principal and interest.

1801 California Street • Suite 2600 • Denver, Colorado 80202
t (303) 830-2400 • f (303) 830-1033 • www.fwlaw.com

MusclePharm Corporation
September 11, 2017

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Note 2: Principal amount of $11,000,000 with interest accruing at a rate of 10% per annum, or 12% in the event of a default, dated November 8, 2016. The note comes due in November 2017. This note is convertible for 6,010,929 shares of common stock at a price of $1.83 per share. Unpaid interest is convertible at the same share price. As with the first note, the second note grants the note holder security in virtually all of MusclePharm's assets. Furthermore, it appears this note improperly grants its holder voting power in MusclePharm equivalent to 10,156,020 shares.

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Note 3: There is not that much information publicly disclosed about the third note, other than the principal amount is $1,000,000 with interest accruing at a rate of 15% per annum. This note was recently issued on July 27, 2017. It is unknown whether the third note is convertible to shares of common stock. As with the other two notes, the third note is secured by a lien on all MusclePharm's assets.

As a large MusclePharm shareholder, Amerop believes that the terms of these loans are a huge risk for MusclePharm, both from an operating and financial standpoint. The interest rates on these loans place a significant strain on MusclePharm operations. Worse, the loans and their respective notes put MusclePharm at risk of losing all or a significant portion of its assets, as the note holder has broad lien rights against all of MusclePharm's assets in the event of a default. The restructured notes carry more onerous terms for the corporation, including, specifically, increased interest rates, default rates, and unknown conversion terms, additional events of default and additional rights. Amerop is extremely concerned with Mr. Drexler's intent to further restructure the notes as outlined in Mr. Schuster's letter to Mr. Littenberg on September 5, 2017 and further delineated in the Form 13D filed with the SEC on the same date.
Additionally, Mr. Drexler's recent and previous 13D filings indicate he believes himself to beneficially own 46.7% of the issued and outstanding stock of MusclePharm. However, to Amerop's knowledge and belief, the holder of a convertible promissory note does not enjoy the rights or privileges, including voting rights, of a shareholder. Thus Mr. Drexler should not be considered to have voting power for the shares, as indicated on the 13D.
The proposed restructuring would be extremely damaging to MusclePharm financially and further enhance Mr. Drexler's egregious financial, operational and governance stranglehold on MusclePharm. Additionally, Amerop does not believe it to be in the best interests of MusclePharm to pay out the accrued but unpaid interest, and a transaction fee, in cash, to Mr. Drexler to restructure the three notes. Further, Amerop believes that a failure to properly restructure these notes should result in a bankruptcy filing by the corporation so that all stakeholders (both equity-holders and creditors) in MusclePharm have a chance to be on equal footing.

MusclePharm Corporation
September 11, 2017

Furthermore, Amerop is also confused by Mr. Schuster's comment that Mr. Drexler "is also concerned that MusclePharm may not be in a position at this time to attract acceptable third-party financing that would provide MusclePharm with the liquidity it would need to pay these obligations when due." Amerop has repeatedly indicated an interest to Mr. Drexler to further invest in MusclePharm.
Accordingly, in return for the Purchase Price, in a private transaction, Amerop is willing to purchase shares of MusclePharm common stock equivalent to the number of shares that would be owed pursuant to the aforementioned promissory notes, or in the alternative a reasonable number agreed to by the parties. As a condition of such offer, MusclePharm would agree to use the Purchase Price to pay off in full the three promissory notes, and not accept any more notes from Mr. Drexler without first seeking alternative financing from other sources. This offer is further subject to all ordinary and customary due diligence, and such further negotiations are necessary between the parties.
With respect to the financing structure, please be advised that Amerop is open to any reasonable structure that allows MusclePharm to succeed and meets its objectives, and to lessen the debt on its Balance Sheet. Please kindly respond to this offer directly to the undersigned on or before the close of business on September 15, 2017.
Sincerely,

/s/ Gil B. Selinger
Gil B. Selinger
Fairfield and Woods, P.C.
cc:	Amerop Holdings, Inc.